CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			SEPTEMBER 30, 2010
Earnings from continuing operations	$49,612		$234,768		$247,546
Equity income and dividends from investees	(2,494)		(39,212)		(21,078)
Income taxes	30,155		127,411		123,733
Earnings from continuing operations before income taxes	$77,273		$322,967		$350,201
Fixed charges:
Interest, long-term debt	$19,305		$57,294		$74,428
Interest, other (including interest on short-term debt) (1)	5,352		16,600		17,723
Amortization of debt expense, premium, net	747		2,180		2,323
Portion of rentals representative of an interest factor	110		328		430
Interest of capitalized lease	481		1,469		1,976
Total fixed charges	$25,995		$77,871		$96,880
Earnings from continuing operations before income taxes	$77,273		$322,967		$350,201
Plus: total fixed charges from above	25,995		77,871		96,880
Plus: amortization of capitalized interest	162		418		621
Earnings from continuing operations before income taxes and fixed charges	$103,430		$401,256		$447,702
Ratio of earnings to fixed charges	3.98	x	5.15	x	4.62	x
Total fixed charges from above	25,995		77,871		96,880
Preferred stock dividends	19		54		69
Total fixed charges and preferred stock dividends	26,014		77,925		96,949
Ratio of earnings to combined fixed charges and preferred stock dividends	3.98	x	5.15	x	4.62	x
(1) Includes interest recognized for uncertain tax positions